Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@avalonraremetals.com http://www.avalonraremetals.com

INFORMATION CIRCULAR
As at and dated January 12, 2015
(unless otherwise noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (this “Information Circular”) is furnished in connection with the solicitation of proxies by the management and the directors of AVALON RARE METALS INC. (the "Company") for use at the annual meeting of the shareholders of the Company (the "Meeting") to be held at The Toronto Board of Trade, Room A/B/C/D (located on the fourth floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Tuesday, February 24, 2015, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail, using notice and access for Non-Registered Shareholders (as defined below), and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of common shares and obtaining proxies therefrom. The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Non-Registered Shareholders

Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

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Information Circular as of and dated January 12, 2015

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 (“NI 54-101”) of the Canadian Securities Administrators, the Company is generally required to distribute copies of the Notice of Meeting, this Information Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. The Company has elected to deliver this Information Circular to Non-Registered Shareholders by distributing a notification of meeting, along with the form of proxy (together, the “Mailed Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders, and posting this Information Circular on the website maintained by TMX Equity Transfer Services (“Equity”) at https://noticeinsite.tmxequity.com/AvalonRareMetalsAGM2015. See “Notice and Access”, below, for further information. Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials to Non-Registered Shareholders. Notwithstanding the foregoing, there are two kinds of Non-Registered Shareholders, namely: (i) those who object to their name being made known to the issuers of the securities they own (called “OBOs” for Objecting Beneficial Owners); and (ii) those who do not object to their name being made known to the issuers of the securities they own (called “NOBOs” for Non-Objecting Beneficial Owners). Subject to the provisions of NI 54-101, issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs. The Company intends to take advantage of those provisions of NI 54-101 that permit it to deliver the Mailed Materials directly to its NOBOs, through Equity, who have not waived the right to receive them. As a result, NOBOs in Canada can expect to receive the Mailed Materials from Equity. The voting instruction forms are to be completed and returned to Equity in accordance with the instructions provided by Equity either in the envelope provided by Equity or by facsimile. In this regard, Equity is required to follow the voting instructions properly received from NOBOs. Equity will tabulate the results of the voting instruction forms received from NOBOs with respect to the common shares represented by the voting instruction forms they receive.

Generally, OBOs who have not waived the right to receive Mailed Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the OBO but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the OBO when submitting the proxy. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1.

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Information Circular as of and dated January 12, 2015

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, Equity or Broadridge, as applicable, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Notice and Access

Under the notice and access rules adopted by the Canadian Securities Administrators, public companies are permitted to advise their shareholders of the availability of this Information Circular on an easily-accessible website, rather than mailing paper copies.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint, and it will also reduce the Company’s printing and mailing costs. The Company has therefore decided to deliver this Information Circular to Non-Registered Shareholders by posting it on Equity’s website at https://noticeinsite.tmxequity.com/AvalonRareMetalsAGM2015. This Information Circular will also be available on SEDAR at www.sedar.com and on the Company’s website at http://www.avalonraremetals.com/investors/regulatory_filings/.

Non-Registered Shareholders who wish to receive paper copies of this Information Circular may request paper copies on-line at https://noticeinsite.tmxequity.com/AvalonRareMetalsAGM2015 or by calling toll-free at 1-844-559-4938.

Requests for paper copies must be received at least five business days in advance of the Proxy Deposit Deadline (as defined below) in order to receive this Information Circular in advance of the Proxy Deposit Deadline and the Meeting. This Information Circular will be sent to such shareholders within three business days of their request, if such requests are made before the Proxy Deposit Deadline. Those shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of this Information Circular.

Due to certain requirements of the Canada Business Corporations Act, the Company is sending a paper copy of the complete proxy package, including the Notice of Meeting, this Information Circular, and the Annual Financial Statements and related management’s discussion and analysis to registered shareholders. The Annual Financial Statements and related management’s discussion and analysis are also available on SEDAR at www.sedar.com and on the Company’s web site at http://www.avalonraremetals.com/investors/regulatory_filings/.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1 in time for use at the Meeting in the manner specified in the Notice of Meeting.

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Information Circular as of and dated January 12, 2015

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada M5H 3P5, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof (the “Proxy Deposit Deadline”), (ii) with TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1, by the Proxy Deposit Deadline, or (iii) with the chair of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's common shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The common shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon. In the absence of instructions, such common shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the common shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

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Information Circular as of and dated January 12, 2015

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value. There are 140,751,535 common shares and no preferred shares of the Company issued and outstanding at January 12, 2015.

At an annual meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Common shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to common shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

Record Date

The directors of the Company have fixed January 15, 2015 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting. Shareholders of the Company of record at the close of business on January 15, 2015 will be entitled to vote at the Meeting.

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The officers of the Company and the individuals nominated by management for election as directors collectively own or control, directly or indirectly, in the aggregate, 3,244,734 common shares of the Company, representing approximately 2.31% of the outstanding common shares as at January 12, 2015.

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Information Circular as of and dated January 12, 2015

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Presentation of Financial Statements

At the Meeting, the Chair of the Meeting will present to shareholders the financial statements of the Company for the year ended August 31, 2014 and the auditors’ report thereon.

2.	Election of Directors

The board of directors of the Company (the “Board”) currently consists of seven directors. Sergio Marchi, who is currently a director of the Company, is not standing for re-election as a director. The table below and the notes thereto state the names of the six persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment for the preceding five years, the period or periods of service as directors of the Company and the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Majority Voting Policy

The Board has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ will tender his or her resignation to the Chair of the Board promptly following the shareholders’ meeting. The Compensation, Governance and Nominating Committee (the “CGN Committee”) of the Board will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to accept the resignation, the CGN Committee will consider all factors deemed relevant by members of such Committee. The CGN Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CGN Committee at which the resignation is considered.

Proxies received appointing directors and/or officers of the Company will be voted FOR the election of the nominees named in the table below, unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect thereof. Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies appointing directors and/or officers of the Company will be voted in favour of the remaining nominees and may be voted for a substitute nominee, unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect of the election of directors.

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Information Circular as of and dated January 12, 2015

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Donald Bubar Ontario, Canada	President and CEO	President and CEO of the Company	February 17, 1995	2,085,000
Brian MacEachen (1) Nova Scotia, Canada	Director	Business owner-operator, Executive Consultant and Chief Financial Officer of Zonte Metals Inc.; Former President and Chief Executive Officer of Linear Metals Corporation from January 2008 to April 2012 and Executive Vice President of Brigus Gold Corp. from October 2009 to July 2012	November 16, 1998	340,000
Alan Ferry (1) (2) Ontario, Canada	Director	Self-employed businessperson	February 24, 2000	225,000
Peter McCarter (1)(2) Ontario, Canada	Director	Retired mining executive	November 16, 2007	80,000
Phil Fontaine Ontario, Canada	Director	Special Advisor to the Royal Bank of Canada since September 2009 and Senior Advisor to Norton Rose Fulbright LLP since March 2010; prior thereto, National Chief of the Assembly of First Nations	September 8, 2009	10,000
Kenneth Thomas Ontario, Canada	Director	President, Ken Thomas & Associates Inc. since July 2012; Director, Continental Gold Limited since June 2012; and Director, Candente Gold Corporation since December 2012; prior thereto, Senior Vice President, Projects, Kinross Gold Corporation from December 2009 to June 2012 and Global Managing Director and Director, Hatch from November 2005 to November 2009	February 25, 2014	42,000
Notes: * As provided by the respective director as at January 12, 2015. (1) Member of the Company’s Audit Committee. (2) Member of the Company’s CGN Committee.

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Information Circular as of and dated January 12, 2015

Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

No proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to cease trade orders that were issued in 2003 by the Ontario, British Columbia and Alberta Securities Commissions for failure to file financial statements; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)

is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)

since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

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Information Circular as of and dated January 12, 2015

3.	Appointment of Auditors

Deloitte LLP have been the auditors of the Company since December 16, 2013. Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint Deloitte LLP to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration.

Unless the shareholder directs that his or her common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, to serve as auditors of the Company until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters are not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

A.	Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“Named Executive Officer”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year.

For the fiscal year ended August 31, 2014, the Company had five Named Executive Officers, namely, its CEO and President, Donald Bubar, its CFO and Vice President, Finance, R. James Andersen, its Vice President, Metallurgy and Interim Chief Operating Officer (“COO”), David Marsh, its Vice President, Sales and Marketing, Pierre Neatby, and its Vice President, Exploration, William Mercer.

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Information Circular as of and dated January 12, 2015

B.	Compensation Discussion and Analysis

Compensation, Governance and Nominating Committee

The CGN Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s Stock Option Plan and any other employee benefits and/or plans and with respect to directors’ compensation. The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers. See also Schedule A – Corporate Governance Disclosure hereto.

The CGN Committee currently consists of Peter McCarter (Chair), Alan Ferry and Sergio Marchi, each of whom are independent, pursuant to National Instrument 52-110 – Audit Committees and the rules of the NYSE MKT. Each of Messrs. McCarter and Ferry has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. Mr. McCarter was previously the Executive Vice-President, Corporate Affairs for Aur Resources Inc. (“Aur”), a publicly listed international mining company, in which role he had responsibility for managing Aur’s human resources matters. Mr. Ferry is a member of the committee responsible for compensation matters of Guyana Goldfields Inc., GPM Metals Inc., and Macusani Yellowcake Inc., all publicly listed mineral exploration or mining companies. While Mr. Marchi was a Cabinet Minister in the Government of Canada between 1993 and 1999, he was responsible for determining the compensation of his political staff, which numbered approximately 25 people. This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties.

Compensation Objectives and Structure

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives. Due to the nature of the mining industry, executive talent has significant mobility and, as a result, competition for experienced executives has been great. The Company’s compensation policies are designed to recognize the foregoing. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s principal corporate objectives.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had three components: base salary, bonuses and long term incentive compensation in the form of stock options (see “Stock Option Plan”). Bonus compensation is a cash component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company’s management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company’s management team other than the CEO being based primarily on the recommendations of the CEO. The appropriateness and amount of any bonuses to the CEO and/or management team members has to date been considered annually by the CGN Committee and Board on a discretionary basis as no formal bonus plan based on quantitative and/or qualitative benchmarks has been established for the Company as yet.

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Information Circular as of and dated January 12, 2015

Base salary is the principal component of each executive officer’s overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his or her day to day roles and responsibilities. The CGN Committee annually reviews the setting of the base salaries and considers the individual performance of the CEO and of each other executive officer and informally compares executive compensation for other companies operating in the mining industry. It is important that the Company’s CEO and other members of its senior management team are paid competitive base salaries that are in keeping with that offered by comparable companies within the industry. The CGN Committee also noted that companies operating in the rare earths industry face unique and relatively difficult additional challenges that need to be addressed, particularly in the financing, marketing and metallurgical processing areas, than do other companies in the mining sector, such as gold and base metal companies.

In setting the salary and bonus, if any, to be awarded to the CEO for each year, the CGN Committee, in addition to informally considering executive compensation for other mining companies, reviews the achievements of the CEO for the prior year and looks at the overall performance of the Company in terms of the achievement of its corporate objectives, including the acquisition and advancement of projects. Also typically included in such overall assessment are specific initiatives undertaken in the year by the Company that have advanced the growth and progress of the Company and the enhancement of shareholder value during the year, including the reflection of such in the Company’s share price. Regard is also had to the overall financial condition of the Company. In setting the compensation of the other executive officers of the Company, the CGN Committee reviews with the CEO, the CEO’s evaluation of each executive officer’s performance during the year as well as the responsibilities, experience and qualifications of such executive officer and informally considers comparable industry compensation. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation is generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

Annual salary adjustments, if any, have historically been made on a calendar year basis, typically being determined towards the end of each calendar year and made effective January 1 of the following year.

Compensation Risk Management

The CGN Committee evaluates the risks, if any, associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information relating to the Company are reviewed, and which includes executive compensation. The CGN Committee has not identified any risks arising from the Company’s compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Implicit in the mandate of the Board is that the Company’s policies and practices respecting compensation, including those applicable to the Named Executive Officers, be designed in a manner which is in the best interests of the Company.

In particular, the Company’s executive compensation policies incorporate a balanced compensation program design (see “Compensation Objectives and Structure”) and include elements of fixed and variable compensation and short and longer term incentives.

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Information Circular as of and dated January 12, 2015

The base salary component of the compensation provided by the Company to its executive officers is set annually. The bonus component of the compensation provided by the Company to its executive officers is discretionary, based on qualitative or subjective measures rather than quantitative benchmarks, and is subject to the prior approval of the CGN Committee. Discretionary assessment of the performance of executive officers by the Committee ensures that bonus awards align with both perceived and actual performance and the risks associated with such performance and any bonus award.

The stock option component of the compensation provided by the Company to its executive officers is both “longer term” and “at risk” and, accordingly, is directly linked to the achievement of longer term value creation. Since there are typically deferred vesting provisions attached to each option grant (see “Stock Option Plan” below) and the benefits of such compensation, if any, are generally not realized by the executive officers until a significant period of time has passed, the incentive for executive officers to take inappropriate or excessive risks is limited. The CGN Committee believes that it is unlikely that an executive officer would take inappropriate or excessive risks at the expense of the Company that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

Although the Company has not as yet adopted any specific policies with respect to the purchase of financial instruments, in the event that a director or an executive officer purchases financial instruments that are designed to hedge or offset a decrease in the market value of the Company’s equity securities granted as compensation or held, directly or indirectly by the director or the executive officer, such purchases must be disclosed in insider reporting filings. To date, no such purchases have been disclosed by any director or executive officer of the Company.

Base Salary and Bonus

The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2014, recommended to the Board and the Board determined that, there would be granted raises of $10,000 in the case of Messrs. Marsh, Mercer and Neatby, and 150,000 options granted to each of Messrs. Bubar and Andersen in lieu of a raise. This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

Further, given the foregoing, the Board has determined that there would be no salary increases for the Named Executive Officers for 2015. In addition, each of the Named Executive Officers has agreed, for the seven month period commencing November 2014 through to May 2015, to be granted, in lieu of receiving 20% of their respective salaries (25% in the case of Mr. Bubar) during such period, additional stock options, being in the case of Mr. Bubar, options to purchase 150,000 common shares of the Company, in the case of Messrs. Andersen and Marsh, options to purchase 125,000 common shares and in the case of Messrs. Mercer and Neatby, options to purchase 100,000 common shares. All of the foregoing options were granted effective November 24, 2014, have an exercise price of $0.22 per share, have a five year term and vested immediately.

No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2014.

Avalon Rare Metals Inc.	Page 12
Information Circular as of and dated January 12, 2015

Options

The CGN Committee is of the view that the granting of options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company’s common shares. Participation in the Stock Option Plan also provides a significant incentive to the Participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans to attract and retain experienced personnel. In addition, the CGN Committee is of the view that the Company’s compensation mix must be consistent with industry norms which supports the provision by the Company of a longer term compensation incentive. This longer term compensation incentive is best realized by providing compensation linked to share price performance such as options. In determining whether and in what quantity new option grants should be made in any year, the number and terms of options previously granted to the named executives have been and are expected to continue to be taken into account, as well as, on an informal basis, the number and terms of options granted by other mining companies.

The Company’s current objective under the Stock Option Plan is to allot to the CEO options to purchase 1,000,000 common shares, to the CFO and COO options to purchase 600,000 common shares and to officers at the Vice President level options to purchase 400,000 common shares (the “target allotments”). The foregoing allotments do not include the additional options granted to the Named Executive Officers on November 24, 2014 as described under “Base Salary and Bonus” above.

In the past, the Company had typically granted all of an employee’s option allotment at the commencement of the employee’s employment, with such options to vest periodically over the first four years of a five year option term. During the 2012 calendar year, the Company switched to a methodology of annual grants of one fifth of the employee’s target allotment (on a discretionary basis). Accordingly, over the next three years, as the number of options granted under the former methodology are exercised or expire, each employee may have more or less than their target allotment at any given time. Over the next three years, all stock options granted to each employee will gravitate toward the employee’s target allotment. The current methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading “Employment Contracts”, there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO but also to encourage the CEO to pursue those transactions such as mergers or take-overs that are beneficial to the Company but that may result in the termination of the CEO’s employment with the Company.

Stock Option Plan

The Stock Option Plan, approved by shareholders on February 25, 2014, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other compensation arrangement of the Company is 10% of the Company’s issued and outstanding common shares. Eligible Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

Avalon Rare Metals Inc.	Page 13
Information Circular as of and dated January 12, 2015

The Company maintains the Stock Option Plan in order to provide effective incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in share value created for the Company’s shareholders.

Incentive options granted under the Stock Option Plan entitle the purchase of shares at a price and for the length of time determined by the Board provided that the price cannot be lower than the market price of the common shares on the Toronto Stock Exchange (the “TSX”) on the day prior to or on the day of the grant and the expiry date cannot be more than 10 years after the date of the grant. Further, the policies of the TSX also provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.

Options under the Stock Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Stock Option Plan to consultants. Options granted under the Stock Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof in equal proportions of the aggregate number of shares subject to the options over specified time periods. Historically, after an initial grant, options have been re-granted upon such having been exercised. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder. Options terminate immediately upon an optionee’s employment with the Company being terminated (unless otherwise determined by the Board) or unless such termination is a result of the death, disability or retirement, in which case termination occurs 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course). The terms of the Stock Option Plan further provide that the exercise price at which common shares may be issued under the Stock Option Plan cannot be less than the current market price of the common shares when the relevant options are granted.

As at January 12, 2015, 9,644,000 common shares, being 6.85% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

Incentives to Participants under the Stock Option Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which can be attached to an option at the discretion of the Company at any time, entitle a Participant in the Stock Option Plan to elect, in lieu of exercising an outstanding Option, to receive the number of common shares equivalent in value to the difference between his or her option exercise price and the then existing market value of the shares multiplied by the number of common shares over which he or she could otherwise exercise his or her option. No stock appreciation rights have been granted under the Stock Option Plan to date.

The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Stock Option Plan must be re-approved by a majority of the relevant issuer’s directors and by shareholders every three years after institution of the relevant plan. Under the policies of the TSX, if the Company wishes to make certain amendments to the Stock Option Plan, it must obtain shareholder approval.

Avalon Rare Metals Inc.	Page 14
Information Circular as of and dated January 12, 2015

C.	Performance Graph

The following graph and table compares the yearly percentage change in the cumulative total shareholder return of the common shares for the period from August 31, 2009 to August 31, 2014 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period. The graph and table assume $100 invested in common shares on August 31, 2009 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

Cumulative Total Return on $100 Investment

There is no direct correlation between the market performance of the Company’s common shares and executive compensation except that any increase in the market price of the common shares will increase the value of any options held by the relevant executives. The CGN Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short term changes in the Company’s common share price, which typically has in the past been significantly influenced by overall economic, market and industry conditions. Indirectly, however, the Board determined that there would be no salary increases for the Named Executive Officers in 2014, in recognition of the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada. See discussion under “Base Salary and Bonus” above for further details.

Comparison of Cumulative Total Return

Month / Year	August 31, 2009	August 31, 2010	August 31, 2011	August 31, 2012	August 31, 2013	August 31, 2014
Avalon Rare Metals Inc.	$100.00	$118.60	$168.99	$67.83	$32.17	$17.83
S&P/TSX Composite Total Return Index	$100.00	$112.73	$123.90	$119.44	$130.51	$165.92

Avalon Rare Metals Inc.	Page 15
Information Circular as of and dated January 12, 2015

D.	Summary Compensation Table

The table below contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option- based awards(1) ($)	Non-Equity incentive plan compensation ($)		Pension Value(2) ($)	All other compen- sation (3) ($)	Total compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Donald Bubar(4) President and CEO	2014	400,000	Nil	137,373	Nil	Nil	Nil	1,938	539,311
	2013	400,000	Nil	395,546	Nil	Nil	Nil	923	796,469
	2012	383,333	Nil	364,194	35,000(5)	Nil	Nil	1,265	783,792
R. James Andersen CFO and VP, Finance	2014	300,000	Nil	79,283	Nil	Nil	Nil	Nil	379,283
	2013	300,000	Nil	211,521	Nil	Nil	Nil	Nil	511,521
	2012	250,000	Nil	Nil	35,000(5)	Nil	Nil	873	285,873
David Marsh(6) Senior VP, Metallurgy and Interim COO	2014	356,667	Nil	51,263	Nil	Nil	Nil	Nil	407,930
	2013	350,000	Nil	Nil	50,000(7)	Nil	Nil	923	400,923
	2012	58,333	Nil	420,923	Nil	Nil	Nil	Nil	479,256
William Mercer VP, Exploration	2014	256,667	Nil	33,869	Nil	Nil	Nil	Nil	290,536
	2013	243,845	Nil	Nil	Nil	Nil	Nil	923	244,768
	2012	234,048	Nil	357,593	35,000(5)	Nil	Nil	873	627,514
Pierre Neatby VP, Sales and Marketing	2014	256,667	Nil	24,735	Nil	Nil	Nil	748	282,150
	2013	250,000	Nil	141,014	Nil	Nil	Nil	630	391,644
	2012	220,833	Nil	Nil	35,000(5)	Nil	Nil	Nil	255,833

Notes:
(1)

These amounts represent the “grant date fair value” of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(2)	The Company does not have a pension plan.
(3)	Medical expenses paid by the Company on behalf of the respective Named Executive Officer.
(4)	Mr. Bubar does not receive any additional compensation for serving as a director of the Company.
(5)	The Company paid each of Messrs. Bubar, Andersen, Mercer and Neatby a bonus of $35,000 in 2012, each in recognition of their performances in 2011.
(6)	Mr. Marsh was appointed as Senior Vice-President, Metallurgy of the Company on August 1, 2012.
(7)	The Company paid Mr. Marsh a bonus of $50,000 in 2013 related to the completion of the feasibility study on the Company’s Nechalacho Rare Earth Elements Project.

Avalon Rare Metals Inc.	Page 16
Information Circular as of and dated January 12, 2015

E.	Employment Contracts

Bubar Employment Agreement

The Company employs Donald Bubar as the Company’s President and CEO pursuant to an employment agreement effective as of January 1, 2011 (the “Bubar Agreement”). The Bubar Agreement is for an indefinite term and can be terminated by either party. If the Bubar Agreement is terminated by Mr. Bubar, Mr. Bubar must provide notice of at least 30 days and Mr. Bubar is entitled to be paid the then current salary under the Bubar Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Bubar will terminate. If the Bubar Agreement is terminated by the Company without cause, the Company will pay to Mr. Bubar a lump sum payment equal to three times his annual base salary amount in effect at the time. In the event of a change of control of the Company (as defined in the Bubar Agreement), and, if within one year of the change of control, Mr. Bubar’s employment with the Company is terminated by the Company or Mr. Bubar elects to terminate the Bubar Agreement, the Company will be obligated to pay to Mr. Bubar a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Andersen Employment Agreement

The Company employs James Andersen as the Company’s Vice-President, Finance and CFO pursuant to an employment agreement effective January 1, 2011 (the “Andersen Agreement”). The Andersen Agreement is for an indefinite term and can be terminated by either party. If the Andersen Agreement is terminated by Mr. Andersen, Mr. Andersen must provide notice of at least 30 days and Mr. Andersen is entitled to be paid the then current salary under the Andersen Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Andersen will terminate. If the Andersen Agreement is terminated by the Company without cause, the Company will pay to Mr. Andersen a lump sum payment equal to three times his annual base salary amount in effect at the time. In the event of a change of control of the Company (as defined by the Andersen Agreement) and if within one year of the change of control, Mr. Andersen’s employment with the Company is terminated or in the event Mr. Bubar’s employment with the Company is terminated, Mr. Andersen can elect to terminate the Andersen Agreement and the Company will be obligated to pay to Mr. Andersen a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Marsh Employment Agreement

The Company employs David Marsh as the Company’s Senior Vice-President, Metallurgy pursuant to an employment agreement effective August 1, 2012 (the “Marsh Agreement”). The Marsh Agreement is for an indefinite term and can be terminated by either party. If the Marsh Agreement is terminated by Mr. Marsh, Mr. Marsh must provide notice of at least 30 days and Mr. Marsh is entitled to be paid the then current salary under the Marsh Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Marsh will terminate. If the Marsh Agreement is terminated by the Company without cause, the Company will pay to Mr. Marsh a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Marsh’s employment began on August 1, 2012, to a maximum of 12 months. In the event of a change of control of the Company (as defined in the Marsh Agreement) and if within one year of the change of control, Mr. Marsh’s employment with the Company is terminated by the Company, the Company will pay to Mr. Marsh a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Marsh’s employment began on August 1, 2012, to a maximum of 24 months.

Avalon Rare Metals Inc.	Page 17
Information Circular as of and dated January 12, 2015

Mercer Employment Agreement

The Company employs William Mercer as the Company’s Vice-President Exploration pursuant to an employment agreement effective January 1, 2011 (the “Mercer Agreement”). The Mercer Agreement is for an indefinite term and can be terminated by either party. If the Mercer Agreement is terminated by Mr. Mercer, Mr. Mercer must provide notice of at least 30 days, and Mr. Mercer is entitled to be paid the then current salary under the Mercer Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Mercer will terminate. If the Mercer Agreement is terminated by the Company without cause, the Company will pay to Mr. Mercer a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Mercer’s employment began on January 1, 2011, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Mercer Agreement) and if within one year of the change of control, Mr. Mercer’s employment with the Company is terminated by the Company, the Company will pay to Mr. Mercer a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Mercer’s employment began on January 1, 2011, to a maximum of 24 months.

Neatby Employment Agreement

The Company employs Pierre Neatby as the Company’s Vice-President, Sales and Marketing pursuant to an employment agreement effective January 1, 2011 (the “Neatby Agreement”). The Neatby Agreement is for an indefinite term and can be terminated by either party. If the Neatby Agreement is terminated by Mr. Neatby, Mr. Neatby must provide notice of at least 30 days, and Mr. Neatby is entitled to be paid the then current salary under the Neatby Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Neatby will terminate. If the Neatby Agreement is terminated by the Company without cause, the Company will pay to Mr. Neatby a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Neatby’s employment began on July 1, 2010, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Neatby Agreement) and if within one year of the change of control, Mr. Neatby’s employment with the Company is terminated by the Company, the Company will pay to Mr. Neatby a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Neatby’s employment began on July 1, 2010, to a maximum of 24 months.

Severance Payments after a Change of Control

If a severance payment triggering event had occurred on August 31, 2014, the severance payments that would be contractually payable to each of the Named Executive Officers after a change of control would be approximately as follows:

Name	Termination after a change of control of the Company ($)
Donald Bubar	1,200,000
R. James Andersen	900,000
David Marsh	450,000
William Mercer	346,667
Pierre Neatby	368,333
Total	3,265,000

Avalon Rare Metals Inc.	Page 18
Information Circular as of and dated January 12, 2015

F.	Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each Named Executive Officer, the incentive options (option-based awards) and share-based awards, outstanding as at August 31, 2014. The closing price of the Company’s shares on the TSX on August 31, 2014 was $0.46.

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Donald Bubar	300,000(3)	8.62	Apr27/16	Nil	Nil	Nil	Nil
	250,000(3)	2.62	Nov28/16
	200,000(2)	1.75	Aug31/17
	200,000(2)	1.19	Feb28/18
	150,000(3)	0.59	Jan06/19
	200,000(2)	0.81	Mar04/19
R. James Andersen	150,000(3)	4.07	Dec21/15	Nil	Nil	Nil	Nil
	200,000(3)	4.47	Aug31/16
	120,000(2)	1.75	Aug31/17
	120,000(2)	0.88	May31/18
	150,000(3)	0.59	Jan06/19
	120,000(2)	0.54	May31/19
David Marsh	400,000(2)	1.54	Jul01/17	Nil	Nil	Nil	Nil
	40,000(2)	0.59	Jan06/19
	120,000(2)	0.54	May31/19
William Mercer	400,000(3)	1.59	Jun20/17	Nil	Nil	Nil	Nil
	80,000(2)	0.70	Dec01/18
Pierre Neatby	400,000(2)	2.00	Jun30/15	Nil	Nil	Nil	Nil
	80,000(2)	1.75	Aug3/17
	80,000(2)	0.88	May31/18
	80,000(2)	0.54	May31/19
Notes:
(1) The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2014, being $0.46, less the option exercise price.
(2) These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.
(3) These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

Avalon Rare Metals Inc.	Page 19
Information Circular as of and dated January 12, 2015

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2014:

Name	Option-Based Awards- Value vested during the year ($) (1)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
Donald Bubar	Nil	Nil	Nil
R. James Andersen	Nil	Nil	Nil
David Marsh	Nil	Nil	Nil
William Mercer	Nil	Nil	Nil
Pierre Neatby	Nil	Nil	Nil
Note:
(1) The value of the options vested during the year for each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

G.	Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers.

H.	Termination and Change of Control Benefits

Except as set forth above under “Employment Contracts”, the Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

Avalon Rare Metals Inc.	Page 20
Information Circular as of and dated January 12, 2015

I.	Director Compensation

The following table describes director compensation for non-executive directors for the year ended August 31, 2014:

Name(1)	Fees earned ($)	Share- based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Pension value ($)(5)	All other compensation ($)(6)	Total compensation ($)
Alan Ferry	38,400	Nil	35,810	Nil	Nil	Nil	74,210
Phil Fontaine	38,800	Nil	Nil	Nil	Nil	Nil	38,800
Brian MacEachen	52,000	Nil	32,899	Nil	Nil	Nil	84,899
Sergio Marchi	19,600	Nil	107,093	Nil	Nil	Nil	126,693
Peter McCarter	44,400	Nil	Nil	Nil	Nil	Nil	44,400
Richard Morland(7)	20,600	Nil	Nil	Nil	Nil	Nil	20,600
Kenneth Thomas	17,200	Nil	107,093	Nil	Nil	Nil	124,293
Notes:
(1)	This director compensation table does not include information for Donald Bubar who is both a director and a Named Executive Officer. The compensation paid to Mr. Bubar for the financial year ended August 31, 2014 has been reflected in the Named Executive Officer summary compensation table. The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.
(2)	The Company does not currently have any share-based award plans.
(3)	These amounts represent the “grant date fair value” of options granted to the respective director, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of- the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.
(4)	The Company does not have a non-equity incentive plan.
(5)	The Company does not have any pension plans.
(6)	The Company does not have any other benefit plans for its directors.
(7)	Mr. Morland served as a director until February 25, 2014.

Compensation of Directors

During fiscal 2014, directors of the Company (excluding Donald Bubar, who is an officer of the Company) were paid a base yearly fee of $24,000 plus a fee of $800 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $6,000 was paid to each of the Chair of the Board and the Chair of any other permanent committee of the Board. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors’ and committee meetings.

The Board has determined that, commencing January 1, 2015, the current directors’ fees will be halved with the result that the directors thereafter will be paid a base yearly fee of $12,000 plus a fee of $400 per Board or committee meeting attended in person or by conference telephone. An additional fee of $3,000 will be paid to each of the Chair of the Board and the Chair of any other permanent committee of the Board. As partial compensation for this reduction, each director (other than Mr. MacEachen and Mr. Bubar) was granted options to purchase 50,000 common shares of the Company and Mr. MacEachen was granted options to purchase 60,000 common shares. All of the foregoing options were granted effective November 24, 2014, have an exercise price of $0.22 per share, have a five year term and vested immediately.

Avalon Rare Metals Inc.	Page 21
Information Circular as of and dated January 12, 2015

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. An aggregate of 700,000 options were granted to the directors during the year ended August 31, 2014.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $30,000,000 per claim and $30,000,000 per policy period, subject to deductibles of $100,000 to $250,000 as defined in the policy. The current policy is for a one-year term and expires on July 20, 2015.

Option-Based and Share-Based Awards to Directors

The table below sets out for each non-officer director the incentive options (option-based awards) and share-based awards outstanding as of August 31, 2014. The closing price of the Company’s shares on the TSX on August 31, 2014 was $0.46.

Name(1)(2)	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money (3) options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Alan Ferry	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	50,000(4)	1.99	Aug27/17
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.84	Mar05/19
	75,000(4)	0.48	Jul14/19
Phil Fontaine	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	175,000(5)	2.80	Sep04/14
Brian MacEachen	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	50,000(4)	1.01	Apr19/18
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.72	Mar12/19

Avalon Rare Metals Inc.	Page 22
Information Circular as of and dated January 12, 2015

	75,000(4)	0.48	Jul14/19
Sergio Marchi	225,000(5)	0.81	Mar04/19	Nil	Nil	Nil	Nil
Peter McCarter	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	175,000(4)	1.44	Nov27/17
Kenneth Thomas	225,000(5)	0.81	Mar04/19	Nil	Nil	Nil	Nil
Notes:
(1)	This table does not include information for Donald Bubar who is both a director and a Named Executive Officer. See “Incentive Plan Awards” above. The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.
(2)	Richard Morland served as a director until February 25, 2014.
(3)	The value of unexercised in-the-money options is calculated by determining the difference between the market value of the underlying securities at August 31, 2014 and the exercise price of the options. The closing market price of the Company's common shares as at August 31, 2014 was $0.46 per common share.
(4)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.
(5)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

Value Vested or Earned During the Year

The following table sets forth, for each non-officer director, the value of all incentive plan awards vested or earned during the year ended August 31, 2014:

Name(1)	Option-Based Awards- Value vested during the year ($)(2)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
Alan Ferry	375	Nil	Nil
Phil Fontaine	Nil	Nil	Nil
Brian MacEachen	875	Nil	Nil
Sergio Marchi	Nil	Nil	Nil
Peter McCarter	Nil	Nil	Nil
Richard Morland(3)	Nil	Nil	Nil
Kenneth Thomas	Nil	Nil	Nil
Notes:
(1)

This table does not include information for Donald Bubar who is both a director and a Named Executive Officer. See “Incentive Plans Awards” above. The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2)	The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.
(3)	Mr. Morland served as a director until February 25, 2014.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2014 with respect to common shares issuable by the Company pursuant to the Stock Option Plan, the only equity compensation plan of the Company:

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Information Circular as of and dated January 12, 2015

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted- average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders (1)	8,630,250	$2.02	4,004,118
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,630,250	$2.02	4,004,118
Note:
(1) The Stock Option Plan had 4,004,118 options available for issuance which, when added to the 8,630,250 outstanding options, is equal to 10% of the Company’s issued capital as at August 31, 2014.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE DIRECTORS

There is no indebtedness of any director, officer, employee, former directors, former executive officers or former employees, or proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise, nor has there been any such indebtedness of the Company to, or guaranteed or supported by, the Company or any subsidiary during the financial year ended August 31, 2014.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year, no person or company by whom, or on whose behalf, directly or indirectly, solicitation has been made, no proposed nominee for election as a director of the Company, nor any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no informed person (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) of the Company, no nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

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Information Circular as of and dated January 12, 2015

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure in respect of corporate governance matters be included in its information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”). Schedule A attached hereto sets forth the corporate governance practices of the Company, relative to Form 58-101F1 Disclosure.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and on the Company’s website at www.avalonraremetals.com. Financial information is provided in the Company’s comparative financial statements and related management’s discussion and analysis for the financial year ended August 31, 2014.

A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, Canada M5H 3P5, Telephone: (416) 364-4938, Fax: (416) 364-5162:

(a)

the comparative financial statements of the Company for the financial year ended August 31, 2014 together with the accompanying report of the auditors thereon and related management’s discussion and analysis and any interim financial statements of the Company for periods subsequent to August 31, 2014 and related management’s discussion and analysis; and

(b)	this Information Circular.

APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 12th day of January, 2015.

By ORDER of the Board of Directors

Donald S. Bubar
President and Chief Executive Officer

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Information Circular as of and dated January 12, 2015

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by NI 58-101, hereby discloses its corporate governance practices.

Disclosure Requirements	Comments

Disclose the identity of directors who are independent.	º	Alan Ferry

	º	Phil Fontaine

	º	Brian MacEachen

	º	Peter McCarter

	º	Sergio Marchi

	º	Kenneth Thomas

For more information about each director, please refer to the section entitled “Election of Directors” of this Information Circular.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald Bubar, the President and Chief Executive Officer of the Company, is considered not independent by virtue of his position with the Company.

Disclose whether or not a majority of directors are independent.	The Board is currently composed of seven directors. After consideration of the criteria set forth in applicable securities legislation, the Board has concluded that six of the current directors are independent.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements	Comments

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	º	Donald Bubar – Not applicable

	º	Alan Ferry –GPM Metals Inc., Guyana Goldfields Inc., and Macusani Yellowcake Inc.

	º	Phil Fontaine – Chieftain Metals Inc. and Plutonic Power Corporation

	º	Brian MacEachen – Cangold Limited and Zonte Metals Inc.

	º	Peter McCarter – Thundermin Resources Inc.

	º	Kenneth Thomas - Continental Gold Limited and Candente Gold Corporation

	º	Sergio Marchi – Lithium Americas Corp.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	The Board meets without management present (and therefore without the presence of non- independent directors) at the end of Board meetings. In the fiscal year ended August 31, 2014, nine such in camera meetings were held.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities.	Brian MacEachen is the Chair of the Board and is an independent director. The Chair has the responsibility, among other things, of ensuring that the Board discharges its responsibilities effectively. The Chair acts as a liaison between the Board and the President and CEO and chairs Board meetings.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements	Comments

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The Board held nine meetings in the financial year ended August 31, 2014 with the attendance record of each director as follows:

	º	Alan Ferry – 9/9 board meetings

	º	Donald Bubar – 9/9 board meetings

	º	Phil Fontaine – 9/9 board meetings

	º	Brian MacEachen – 9/9 board meetings

	º	Sergio Marchi – 4/4 board meetings

	º	Peter McCarter – 9/9 board meetings

	º	Richard Morland – 4/5 board meetings

	º	Kenneth Thomas – 4/4 board meetings

Disclose the text of the board’s written mandate.	Refer to Appendix “A” following this section.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.	The Board has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines:

	º	Chair of the Board;
	º	Chair of the Audit Committee; and
	º	Chair of the CGN Committee

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the President and CEO have developed a written position description for the President and CEO, and the Board has adopted such position description.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements	Comments

Briefly describe what measure the board takes to orient new directors regarding:	The Company holds an orientation program for new directors. For the fiscal year ended August 31, 2014, the Company held one such orientation session on February 25, 2014 and on that date a manual enclosing copies of all corporate policies and mandates was distributed to the new directors. The Company distributes copies of corporate policies and mandates if and when updates are undertaken. In addition, the Board as a whole and the Company informally provide such orientation and education as required. The Board has had significant input into the Company’s strategic plan, which has resulted in a significant increase in the level of education provided to the Board. In light of the Company’s size and scope of operations, the Board believes this approach is practical and effective.

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	There is currently no formal continuing education program in place. Each director is responsible for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director, and directors are entitled, at the Company’s expense, to attend seminars they determine necessary to keep them up-to-date with current issues relevant to their service as directors of the Company.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements		Comments

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		The Board has adopted a written Code of Business Conduct and Ethics which is reviewed on a yearly basis by the Board. In the 2014 fiscal year, the Code of Business Conduct and Ethics was updated to strengthen conflict of interest reporting requirements. In the 2014 fiscal year no conflicts of interest were identified.

(i)	disclose how a person or company may obtain a copy of the code,	(i)	the Company’s Code of Business Conduct and Ethics referred to above can be viewed on the Company’s website at www.avalonraremetals.com or a copy may be obtained by written request to the Company’s Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, Canada M5H 3P5.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and	(ii)	the Board monitors compliance with its Code of Business Conduct and Ethics by requiring that each director, officer and employee annually affirm, in writing, that he or she has read and understood the Code of Conduct and has agreed to abide by it in all aspects.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	(iii)	none.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.		Each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements	Comments

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	In addition to the Code of Business Conduct and Ethics, the Board has also adopted a Sustainability Policy which has replaced the Company’s former Safety and Environmental Policy that was adopted by the Board in 2006. The Sustainability Policy builds on the measureable framework concept that was included in the Company’s former Safety and Environmental Policy and sets out more detailed action items for each of the four categories of Health and Safety, Environment, Community and People. The Company believes that sustainability means adopting leading industry standards for the management of health, safety and the environment, transparently engaging with local communities and stakeholders, treating those with whom the Company works with respect and creating a workplace where employees are valued, engaged and encouraged to succeed.

A description of each of the four sustainability categories follows:

	º	Health and Safety – As a core value, the Company’s objective is to create an injury free workplace and to enhance the wellbeing of employees, contractors and the communities in which it operates.
	º	Environment - The preservation and protection of the long term health, function and viability of the natural environment is a key objective.
	º	Community – The Company is committed to being a responsible corporate citizen and contributing to the social and economic well- being of the communities associated with its activities.
	º	People - A workplace based on mutual respect, fairness and integrity is a fundamental component of the Company’s core values. The Company creates a workplace where employees are encouraged to innovate and grow within the organization over the long term.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements	Comments

Describe the process by which the board identifies new candidates for board nomination.	The CGN Committee is responsible for recommending candidates for nomination to the Board, and governing the desirable characteristics for directors. In making such recommendations, the CGN Committee considers:

(a) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(b) the competencies and skills that the Board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The CGN Committee is responsible for, among other things, identifying and recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring that appropriate orientation and continuing education programs for new Board members and continuing education, as required, for all Board members are in place. The CGN Committee meets as often as is necessary to carry out its responsibilities. The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements	Comments

Describe the process by which the board determines compensation for the issuer’s directors and officers.	The CGN Committee of the Board is responsible for reviewing the compensation of the Company’s directors and officers and making recommendations to the Board with respect thereto. See also “Statement of Executive Compensation – B. Compensation Discussion and Analysis” of this Information Circular.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO. The CGN Committee is responsible for, among other things, developing or approving performance goals and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the Board the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the Board and members of the committees of the Board in light of the responsibilities and risks involved in being a director, in the case of the Board, and a Chair, in the case of Board committees. The CGN Committee meets as often as is necessary to carry out its responsibilities. The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements	Comments

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not applicable.

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The governance responsibilities in the CGN Committee’s mandate include:

	º	to develop and enforce policy in the area of corporate governance and the practices of the Board in light of the Company’s particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines;

	º	to prepare and recommend to the Board annually a statement of corporate governance practices to be included in the Company’s information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements;

	º	to monitor developments in the area of corporate governance and the practices of the Board and advise the Board accordingly; and

	º	to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.

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Information Circular as of and dated January 12, 2015

Disclosure Requirements	Comments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	During the year ended August 31, 2014, the Company did not undertake a formal assessment procedure; however the CGN Committee is in the process of implementing an annual process for assessing the effectiveness of the Board as a whole, as well as its committees and individual directors. As part of the assessment process, each director will receive a comprehensive survey which covers, among other matters, the overall functioning of the Board and each Board committee, including its composition, structure and processes; the management structure and reporting functions; the Company’s strategic direction and commitment to sustainability; the Board’s operational oversight, the Board’s relationship with management; and other relevant aspects of the Board’s responsibilities and processes. The completed surveys will then be compiled into a report which will be provided to the CGN Committee. The CGN Committee will review the results of the Board surveys and put forward any recommendations it feels appropriate to address any comments or concerns expressed by directors. The report, along with the recommendations of the CGN Committee, will then be presented to the Board for further discussion.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Historically, Board effectiveness has been assessed by the Board as a whole, considering the operation of the committees of the Board, the adequacy of information provided to the directors, the quality of communication between the Board and management and the historic growth and performance of the Company. The Board will be undertaking a formal assessment process in the 2015 fiscal year.

The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.	The Board has an Audit Committee composed of three directors, each of whom is independent. (Messrs. MacEachen, Ferry and McCarter). A copy of the Audit Committee Charter can be found on the Company’s website.

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Information Circular as of and dated January 12, 2015

APPENDIX A

AVALON RARE METALS INC.

(the “Company”)

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the “Board”) of the Company is responsible for, on behalf of the shareholders, the stewardship of the Company and, in particular, for the supervision of the management of its business and affairs.

The Board discharges its responsibilities directly and through delegation to the various committees of the Board.

Directors of the Company are to exercise their business judgement in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Duties and Responsibilities

1.	Managing the Affairs of the Board

Subject to their legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a.	planning its composition and size;

b.	selecting its Chair;

c.	nominating candidates for election to the Board;

d.	creating committees and appointing the members of such committees; determining director compensation; and

e.	determining director compensation.

2.	Oversight of Management and Human Resources

Board has the responsibility for:

a.

the appointment and succession of the Chief Executive Officer (the "CEO") and other officers of the Company, the monitoring of the performance of the CEO and other officers of the Company, and the providing of advice and counsel to the CEO and other officers of the Company in the execution of their duties;

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Information Circular as of and dated January 12, 2015

b.	approving decisions relating to senior management, including:

	i.	the appointment of officers;

	ii.	the compensation, including incentive compensation, of the officers of the Company;

	iii.	succession planning; and

	iv.	the employment contracts, termination and other special arrangements with executive officers, or other employee groups;

c.	approving and/or reviewing certain matters relating to all employees, including:

	i.	annual salary policies and/or programs;

	ii.	benefit and incentive programs;

3.	Business Strategy and Objectives

The Board has the responsibility to:

a.	participate with management in the development of, and ultimately approve, the Company’s strategic plan and objectives;

b.	approve the entering into, or withdrawing from, areas of business that are, or are likely to be, significant or material to the Company;

c.	approve material investments, acquisitions and divestitures by the Company;

d.	approve major transactions and contracts and other arrangements or commitments that may have a significant or material impact on the Company; and

e.	review management’s implementation of appropriate community and environmental stewardship and safety and health management systems and programs.

4.	Financial and Corporate Issues

The Board has the responsibility to:

a.	approve the annual and quarterly financial statements of the Company, including the notes thereto, and the release thereof by management;

b.	under the auspices of the Audit Committee:

i.

oversee the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements; and

	ii.	monitor the implementation, reliability and integrity of the Corporation’s internal control and management information systems;

c.	approve an annual budget and operating plan for the Company and monitor the Company’s performance against such budget and plan; and

d.	approve debt and equity financings, listings of securities and other matters related to the capital of the Company.

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Information Circular as of and dated January 12, 2015

5.	Business and Risk Management

The Board has the responsibility to:

a.	review with management (a) the processes utilized by management to identify, assess and manage risk and (b) review the implementation by management of appropriate systems to manage such risks; and

b.	receive regular reports from management on matters relating to health, safety, community relations and the environment.

6.	Policies and Procedures

The Board has the responsibility to:

a.

direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and promote a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics;

b.	review management’s implementation of appropriate community and environmental stewardship and safety and health management systems;

c.	develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Company; and

d.	develop and/or approve all requisite or appropriate Board charters, policies and procedures and review regularly the content thereof.

7.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a.	oversee the implementation of policies to foster the timely disclosure of any developments that have a significant and/or material impact on the value of the Company and/or its shares;

b.	approve the Management Proxy Circular, Annual Information Form, Management’s Discussion and Analysis, the Annual Report and all other corporate disclosure documents;

c.	ensure the Company has in place effective communication processes with shareholders and other stakeholders, with financial, regulatory and other recipients and with the media; and

d.	approve interaction with shareholders on all items requiring shareholder response or approval.

Approved by the Board of Directors on January 29, 2013.

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